Erin M. Anderman
Direct Line: (617) 439-2446
Fax: (617) 310-9446
E-mail: eanderman@nutter.com

April 1, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:	Synacor, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

File d March 30, 2015 by JEC Capital Partners, LLC e t al.

File No. 001-33843

Ladies and Gentlemen:

On behalf of JEC Capital Partners, LLC, JEC II Associates, LLC, K. Peter Heiland, Ratio Capital Management B.V., Ratio Capital Partners, Dilip Singh, Jeff Misthal and Scott Williams (the “Participants”), set forth below is the response of the Participants to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated March 31, 2015. The comment letter relates to the Participants’ Revised Preliminary Proxy Statement on Schedule 14A filed March 30, 2015 (the “Proxy Statement”).

For your convenience, each staff comment is presented below in italics, with the Participants’ response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Proxy Statement.

General

1.	We reviewed the response to prior comment 3 and note the participants cited the Board’s adoption of a poison pill as a basis for asserting on page ii that “it is time for the Synacor Board to be held accountable for … failure to adhere to corporate governance best practices.” We also noticed the statement on page 7 that indicates, “[t]he Board ignored our requests and instead focused on entrenchment tactics like enacting a poison pill.” Please balance and qualify the assertion on page 7 by indicating that commentators and corporate governance experts disagree on the propriety and utility of poison pills, and that the adoption of a poison pill may in some cases be aligned with security holder objectives.

Page 7 has been revised as requested.

Securities and Exchange Commission

Division of Corporation Finance

April 1, 2015

Each of the Participants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement, and that the Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 617-439-2446 if you have any question relating to the Proxy Statement or this letter.

Sincerely,

Erin M. Anderman

cc:	Securities and Exchange Commission
Mitchell Austin, Staff Attorney
Nicholas P. Panos, Senior Special Counsel

JEC Capital Partners

Michael Torok

Nutter, McClennen & Fish, LLP
James E. Dawson